UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Net Perceptions, Inc.

(Name of Subject Company)

Net Perceptions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64107U101

(CUSIP Number of Class of Securities)

Thomas M. Donnelly

President
Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435
(952) 842-5000

(Name, address and telephone number of person

authorized to receive notice and communications on
behalf of the person(s) filing statement)

With a copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      The name of the subject company is Net Perceptions, Inc., a Delaware corporation (“Net Perceptions” or the “Company”), whose principal address is 7700 France Avenue South, Edina, Minnesota 55435. Its phone number is (952) 842-5000.

      The title of the class of equity securities to which this statement relates is the Company’s common stock, par value $0.0001 per share. The Company had outstanding 28,145,338 shares of common stock as of November 30, 2003.

Item 2.	Identity and Background of Filing Person

      (a) Name and address of Person filing this statement. The information set forth in Item 1 is incorporated herein by reference.

      (b) Exchange Offer. This statement relates to the exchange offer by Obsidian Enterprises, Inc. (“Obsidian”) pursuant to which each outstanding share of Net Perceptions common stock may be exchanged for two shares of Obsidian common stock (according to the Schedule TO (as defined below), 1/25 of a share of Obsidian common stock after a one-for-fifty reverse stock split effective for holders of record of Obsidian common stock at January 23, 2004). Such exchange offer is sometimes referred to herein as the “Exchange Offer.”

      The Exchange Offer is disclosed in a Tender Offer Statement on Schedule TO filed by Obsidian with the Securities and Exchange Commission (the “SEC”) on December 15, 2003, as amended by Amendment No. 1 to Schedule TO filed by Obsidian with the SEC on December 17, 2003 and Amendment No. 2 to Schedule TO filed by Obsidian with the SEC on December 23, 2002 (as so amended, the “Schedule TO”), and the related Registration Statement on Form S-4 filed with the SEC on December 15, 2003, as amended by Amendment No. 1 to the Form S-4 filed by Obsidian with the SEC on December 17, 2003. The Schedule TO states that Obsidian’s address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      In considering the board of directors’ recommendation set forth in Item 4(a), stockholders should be aware that the Company’s officers have interests that may be different from or in addition to your interests as a stockholder.

      The Company’s three remaining officers, Thomas M. Donnelly, President and Chief Financial Officer, James. S. Hanlon, Vice President — Engineering, and Teresa J. Dery, Corporate Counsel and Secretary, are eligible to receive severance payments of $225,000, $60,000, and $50,000, respectively, if their employment with the Company is terminated without cause within eighteen months following a Change in Control, as defined in the Company’s Change in Control Severance Plan. Acquisition by Obsidian of 50% or more of the Company’s outstanding stock would constitute such a Change in Control. Severance payments are also payable if their employment is otherwise terminated without cause, including in connection with the dissolution of the Company and the liquidation of its assets pursuant to the Plan of Complete Liquidation and Dissolution described in Item 4(b) hereof, hereafter referred to as the plan of liquidation. The respective amounts payable if their employment is terminated without cause other than within eighteen months following a Change in Control, including in connection with the plan of liquidation, are $225,000, $37,500 and $25,000 for Messrs. Donnelly, Hanlon and Ms. Dery, respectively. In addition to his severance payment, under a letter agreement dated September 24, 2003, Mr. Donnelly will receive a retention payment of $112,500 (50% of base salary) in respect of his continued service through 2003. He will also receive a performance bonus of $112,500 (50% of base salary) which, under the September 24th letter agreement, is payable in the sole discretion of the board of directors or the compensation committee based on Mr. Donnelly’s performance in 2003, particularly his performance resulting in significant steps being taken toward realizing additional value for the Company’s stockholders. At meetings on December 30, 2003, the compensation committee recommended, and the board of directors approved, payment of the performance bonus. Under the terms of Mr. Donnelly’s loan agreement with the Company, the remaining $86,000 in principal amount of Mr. Donnelly’s loan from the Company will be automatically forgiven if he remains employed with the Company through April 4, 2004, or if his employment with the Company is terminated without cause prior to such date.

      In addition, while no determination has yet been made by the board of directors regarding the continuation of or retention of one or more employees, or the retention of other persons or entities, to carry out the wind-up of the Company’s affairs and otherwise implement the plan of liquidation if it is adopted and approved by stockholders, the plan of liquidation authorizes the board of directors, in its discretion, to pay compensation to officers, directors, employees, agents and representatives in connection with carrying out the plan of liquidation. If the board determines, particularly in light of the familiarity and experience with the Company of the Company’s current officers, to continue the employment of or otherwise retain one or more of such officers in connection with carrying out the plan of liquidation, such person(s) would receive compensation which the board determines is appropriate in light of their ongoing duties.

      Under the Net Perceptions, Inc. 1999 Equity Incentive Plan and the Amended and Restated 1999 Non-Employee Director Option Plan, officers and directors hold outstanding options to purchase approximately 1,445,937 shares. As of December 31, 2003, these options were vested with respect to approximately 584,554 shares and unvested with respect to approximately 861,383 shares. These options have exercise prices which range from $0.23 to $50.00 per share, with a weighted average exercise price of $1.5037 per share.

      The following table provides further information concerning outstanding options held by the Company’s officers and directors as of December 31, 2003.

		Number	Number
	Number of	of Vested	of Unvested
Officer or Director	Option Shares	Option Shares	Option Shares	Exercise Prices

Thomas M. Donnelly,	20,000	20,000	-0-	$15.937
President and Chief	20,000	19,583	417	$50.00
Financial Officer	70,000	52,499	17,501	$2.875
	41,687	8,336	33,351	$.23
	707,691	117,948	589,743	$.30
James Hanlon,	10,000	7,708	2,292	$3.5625
Vice President —	235,879	35,149	200,730	$.23
Engineering
Teresa J. Dery,	2,500	2,500	-0-	$35.875
Corporate Counsel	21,083	3,734	17,349	$.23
and Secretary
John F. Kennedy,	32,903	32,903	-0-	$.37
Director	32,903	32,903	-0-	$.35
John T. Riedl,	32,903	32,903	-0-	$.35
Director
Ann L. Winblad,	10,000	10,000	-0-	$15.5625
Director	109,678	109,678	-0-	$.23
	32,904	32,904	-0-	$.25
	32,903	32,903	-0-	$.35
	32,903	32,903	-0-	$.37

      The aforementioned option plans provide that immediately prior to a “Change in Control,” all unvested options under the plans will become fully vested and exercisable, to the extent that the options are not assumed or substituted for in the Change in Control transaction. The definition of Change in Control includes a transaction whereby a person acquires beneficial ownership of securities of the Company representing 50% or more of the total voting power of the then outstanding voting securities of Net Perceptions. Accordingly, if the proposed Exchange Offer were to be consummated, a Change in

Control would occur for purposes of these plans. If, as Obsidian has proposed, outstanding Company options would not be assumed in connection with the Exchange Offer, the unvested options would become exercisable as described above. There is no accelerated vesting of options in the event that the plan of liquidation is implemented.

Item 4.	The Solicitation or Recommendation

      (a) Solicitation/Recommendation

      As more fully described below, after careful consideration, including a thorough review of the Exchange Offer with the Company’s independent financial and legal advisors, the board of directors unanimously determined that the Exchange Offer is financially inadequate and not in the best interests of the Company’s stockholders. The board believes that implementing the Plan of Complete Liquidation and Dissolution adopted by the board of directors on October 21, 2003, referred to herein as the plan of liquidation, is reasonably likely to provide realizable value to stockholders greater than the Exchange Offer.

      Accordingly, the board of directors unanimously recommends that you reject the Exchange Offer and not tender your shares of Net Perceptions stock to Obsidian pursuant to the Exchange Offer.

      (b) Background and Reasons

Company Background

      Net Perceptions developed and marketed software solutions designed to enable its customers to interact more intelligently with their customers. The Company’s solutions integrated and analyzed information about customers, products and transaction activity to generate specific actions its customers could take to improve their marketing, selling, and merchandising effectiveness. The Company combined its software products with industry expertise and professional services to create industry-specific solutions that were designed to integrate with and add value to existing custom or purchased systems, including customer relationship management, or CRM, systems and processes.

      Net Perceptions’ software solutions extracted data from customers’ existing business applications, including electronic commerce, call center, campaign management, merchandise management, enterprise resource planning and point-of-sale systems. Sophisticated and proprietary analytical and reporting techniques then generated intelligence about customers and products that could be inserted into operational processes and systems to drive actions such as cross-selling and up-selling or personalized promotions. The Company’s software solutions were particularly well suited to environments with large numbers of customers, a large product assortment and large quantities of transaction data.

      Net Perceptions sold and marketed its solutions primarily through a direct sales force. The Company licensed its products under various pricing plans, such as per user, per CPU, per site and per enterprise. The Company generally granted licenses on a perpetual basis. License fees for its products ranged from $50,000 to in excess of $1.0 million. The Company provided product maintenance pursuant to service agreements, the pricing of which was typically based on a percentage of the related product license fee and was generally paid in advance. Professional service fees for business consulting, implementation support, data processing and educational services were generally priced on a time and materials basis.

      In February 2000, Net Perceptions completed its acquisition of Knowledge Discovery One, Inc., an Austin, Texas-based private company which supplied advanced data analysis solutions for retailers, pursuant to a stock-for-stock merger whereby Knowledge Discovery One, Inc. became a wholly owned subsidiary of the Company. On September 9, 2003, Knowledge Discovery One, Inc. was merged with and into the Company and its separate existence ceased.

      Net Perceptions began 2001 with approximately 315 employees. In 2001, the Company instituted two separate restructuring plans to better align its cost structure with its business outlook and general economic conditions and, in particular, the deteriorating financial condition of Internet retailers which were the Company’s principal customer base. During 2001 the Company reduced its workforce by 169 positions, and recorded total charges of $15.6 million to reorganize the Company and exit certain facilities in various United States and international locations. J.P. Morgan Securities, Inc., the Company’s financial advisor, explored strategic alternatives and solicited proposals from parties with an interest in pursuing a business combination with the Company. This activity did not result in a strategic transaction on acceptable terms. In June 2001, Steven Snyder resigned as President and Chief Executive Officer of Net Perceptions and Donald Peterson became the Company’s President and Chief Executive Officer.

      In the first quarter of 2002, Net Perceptions further reduced its workforce by 15 positions, and recorded $367,000 in related employee termination costs. In June 2002, the Company reduced its workforce by an additional 18 positions, and recorded an additional $401,000 charge. As of December 31, 2002, the Company had 52 employees.

      In January 2003, Net Perceptions closed satellite offices in San Francisco, California, London, England and Austin, Texas, and reduced headcount by 22 positions. In August 2003, the Company reduced headcount by an additional 12 positions, including Donald Peterson, then the Company’s President and Chief Executive Officer. At September 30, 2003, the Company had 9 full-time employees.

Review of Alternatives through October 21, 2003

      In late November 2002, the board of directors instructed its management to assess the Company’s business plan in light of the weakness in the application software market and the Company’s declining revenue. The board considered several strategies, including: (i) continuing current operations; (ii) reducing investment in current target markets, leveraging current customer and partner relationships and applying existing intellectual property and expertise to new markets; (iii) making strategic acquisitions in the applications software market; and (iv) seeking to be acquired, liquidating the Company or selling certain of its assets.

      Early in 2003, the board of directors met to consider strategies to address the Company’s continuing financial losses and deteriorating financial condition, business and operations, and determined that the prospects for Net Perceptions’ business were likely to continue to deteriorate due to continuing weakness in the global software market and the financial markets generally, and the Company’s likely continued difficulty in competing and realizing a profit as a small public company. The board discussed potential alternatives for the future, including those previously discussed in November, 2002, and authorized (i) a reduction in the Company’s workforce to approximately 30 employees; (ii) minimizing, to the extent practicable, additional long-term contractual and other liabilities; (iii) the Company’s continuing to operate its business on this scaled-back basis with a view to maximizing the value of the Company in a strategic transaction in the near term; and (iv) engaging an investment banker to assist the Company in exploring a strategic transaction.

      On February 11, 2003, Net Perceptions publicly announced that it had retained US Bancorp Piper Jaffray Inc., or Piper Jaffray, to act as the Company’s financial advisor in connection with the potential sale of the Company.

      Thereafter, Piper Jaffray and the Company’s management contacted more that 90 domestic and international strategic and financial merger and acquisition prospects. Approximately 25 parties executed confidentiality agreements and received non-public evaluation materials. However, extensive diligence activities involving numerous parties, and discussions and negotiations with various parties which demonstrated a serious interest in acquiring the Company, over approximately five months, failed to result in an agreement for the acquisition of the Company which the board viewed as reasonably likely to provide greater realizable value to stockholders than an orderly liquidation.

      At a meeting on August 5, 2003, the board of directors (i) authorized and directed management to effect a reduction in the Company’s workforce to approximately 10 employees, which was determined to be the minimum number necessary to serve customers, preserve the value of the Company’s intellectual property and administer its limited ongoing business affairs; (ii) determined that in the near term management should continue to operate the Company’s business on this scaled-back basis, and that it should seek to settle or otherwise resolve, as soon and to the extent reasonably practicable, its existing obligations and liabilities, while continuing to explore asset sale transactions or the sale of the Company in its entirety, with a view to resolving the Company’s future and providing maximum additional value to Company stockholders; and (iii) declared a cash distribution of $1.50 per share, or an aggregate of approximately $42.2 million, payable on September 2, 2003, to stockholders of record as of August 18, 2003. Also at this meeting, as part of the workforce reduction, the board of directors terminated the Company’s employment agreement with Donald Peterson, the Company’s Chief Executive Officer and President and appointed Thomas M. Donnelly as its President. Mr. Peterson resigned from the board of directors, effective August 6, 2003.

      Following the declaration of the cash distribution through approximately mid-October 2003, management, representatives of Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden Arps, the Company’s outside legal counsel, and Piper Jaffray had discussions and negotiated with several parties in an attempt to reach a satisfactory agreement for the acquisition of the Company.

      On September 12, 2003, Net Perceptions announced that it had settled the Company’s remaining obligations under certain of its leases for its office facilities for an aggregate cash payment of approximately $5.4 million, which cancelled approximately $21.7 million of the gross obligation, and approximately $9.6 million of the obligations net of anticipated sublease income, under such leases when measured from June 30, 2003. This resulted in a one-time charge of approximately $625,000 during the quarter ended September 30, 2003, as the balance of the approximate $5.4 million settlement was previously accrued on the Company’s June 30, 2003 balance sheet.

      On October 21, 2003, the board of directors met with management, representatives of Skadden Arps and a representative of Piper Jaffray to consider the Company’s alternatives, including adopting the plan of liquidation. The board was briefed on discussions with several parties which had most recently indicated potential interest in acquiring the entire Company. After discussion, it was determined that, based on management’s then current estimate of a range of liquidation values of from $.33 to $.41 per share, none of these proposals appeared to be more favorable than liquidation. At this meeting, the representative of Piper Jaffray reviewed briefly the lengthy process it had undertaken on behalf of the Company to identify prospective purchasers and complete an acquisition of the Company. He noted that over the course of this process, and based on recent discussions with various industry participants, there was little interest from potential strategic purchasers in acquiring the Company due to a number of factors, including the continued unfavorable industry conditions, the limited market opportunity for the Company’s products and perceived alternatives to the Company’s products, including internal development. Also at this meeting, management reviewed with the board its updated estimate that liquidation could result in cash distributions to stockholders ranging from $0.33 to $0.41 per share. After further discussion, the board of directors determined that liquidation and dissolution of the Company in accordance with the plan of liquidation would provide the maximum value reasonably available to stockholders and adopted the plan of liquidation. The board also instructed management to pursue the sale or license of some or all of the Company’s intellectual property and related assets with various parties that had expressed a serious interest, and to bring to the board’s attention other potentially viable alternative transaction proposals which the Company received, including proposals for the acquisition of the entire Company or all or substantially all its assets.

      In arriving at its decision to adopt the plan of liquidation, the board considered a number of factors, including the future prospects of the Company’s business and alternatives to liquidation. Prior to the meeting on October 21, 2003, the board was informed continuously of the Company’s business affairs and financial condition, and at numerous meetings considered alternatives and strategies with a view to achieving the maximum value for stockholders. Based on the Company’s deteriorating financial performance, the advice of Piper Jaffray, the value attributed to the Company’s operating business by potential merger partners, and the board’s own assessment of the Company’s future prospects, the board determined that it would not be advisable or in the best interest of the Company’s stockholders to continue to operate on an independent basis for the long term. Despite devoting substantial time, effort and resources, the Company had not been successful in identifying a buyer or strategic partner willing to firmly commit to acquire the Company on financial and other terms which the board viewed as reasonably likely to provide greater realizable value to the Company’s stockholders than the complete liquidation and dissolution of the Company in accordance with the plan of liquidation. The board determined that liquidation and dissolution of the Company in accordance with the plan of liquidation would minimize further erosion of stockholder value from continued net losses, and that liquidating distributions pursuant to the plan of liquidation, including possible distributions of potential cash proceeds from sales, licenses or other dispositions of the Company’s intellectual property and other assets, would provide the maximum realizable value reasonably available to stockholders.

      Although the board of directors adopted the plan of liquidation on October 21, 2003, and recommended its approval and adoption by stockholders, the board has continued to consider and evaluate, consistent with its efforts to maximize stockholder value, various acquisition proposals which have been made, with a view to determining if they were reasonably likely to provide higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation.

Developments Since Adoption Of The Plan Of Liquidation

      Following adoption by the board of directors on October 21, 2003 of the plan of liquidation, and the filing by the Company with the SEC on November 4, 2003 of a preliminary proxy statement in connection with a special meeting at which stockholders would vote on a proposal to approve and adopt the plan of liquidation, the Company has received and, with the assistance of Candlewood Partners, LLC, or Candlewood, which the Company retained as its financial advisor, the board of directors has reviewed and carefully considered various proposals to acquire the Company. Discussions with various potential acquirors are ongoing. On December 30, 2003, the Company entered into an agreement with Thalveg Data Flow LLC, or Thalveg, to sell to Thalveg the Company’s patent portfolio for $1.8 million in cash. The agreement includes a royalty-free license back to Net Perceptions under the patents, patent licenses and pending patent applications being transferred. The transaction does not involve any of the Company’s other intellectual property rights or assets, including its proprietary software products, which remain with the Company. Consummation of this transaction is subject to stockholder approval, as part of the plan of liquidation or otherwise. The Company also granted to a software company a non-exclusive source code license to a portion of the Company’s intellectual property for a cash payment of $325,000. Under the license, the Company will provide certain consulting and support services to the licensee for additional cash payments of $75,000. Also on December 30, 2003, the board of directors unanimously determined that the Obsidian Exchange Offer was financially inadequate and not in the best interests of the Company’s stockholders, and unanimously recommended that all holders of the Company’s common stock reject Obsidian’s Exchange Offer and not tender their shares to Obsidian. The board of directors also determined that, in the absence of a definitive agreement to acquire the Company on terms which the board believes would provide substantial transaction certainty and higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation, the Company should proceed with the plan of liquidation. These developments are described more fully below.

      Shortly after the October 21, 2003 board meeting at which the plan of liquidation was approved, the Company began serious negotiations with a public company regarding the sale of substantially all of its non-cash assets. By approximately mid-November, 2003, the terms of an asset purchase agreement with the public company had been substantially negotiated. However, at about the same time, the Company received an offer to acquire its patent portfolio for a cash purchase price equal to the cash price proposed to be paid by the public company for substantially all of its non-cash assets, including its patent portfolio.

      On October 29, 2003, Mr. Donnelly received an email from a principal of Acclaim Financial Group Venture III, LLC which, according to Obsidian’s public disclosures, it has engaged as its strategic advisor to assist Obsidian with the Exchange Offer, and which had previously expressed an interest in acquiring the Company in an all cash transaction. That evening, Mr. Donnelly also received a phone call from an American stock exchange listed company, referred to as the AMEX company, which also had previously expressed an interest in acquiring the Company in a stock-for-stock “merger of equals” transaction. In both cases, Mr. Donnelly invited these parties to submit a written proposal if they were interested in acquiring the Company.

      On November 13, 2003, the Company received a letter addressed to its board of directors from Obsidian stating that, “subject to completing confirmatory due diligence, Obsidian is prepared to offer NETP shareholders the opportunity to receive $.20 in cash and 0.6 of a share of Obsidian common stock per share of NETP common stock.” That same day Obsidian publicly announced this letter. Shortly after this announcement, Mr. Donnelly was contacted by a publicly traded company based in the Boston, Massachusetts area, referred to as the Boston-based company, which also had previously expressed an interest in acquiring the Company in a stock-for-stock merger. As with the other contacts from potential acquirors, Mr. Donnelly invited the Boston-based company to submit a written proposal.

      On November 18, 2003, the board of directors met to review the status of possible asset sale transactions and of proposals to acquire the company in its entirety which had been received. In addition to the directors, Mr. Donnelly and a representative of Skadden Arps attended this meeting. Mr. Donnelly reported on the status of discussions and negotiations with the potential purchaser of substantially all the Company’s non-cash assets, and the potential purchaser of its patent portfolio and, in particular, his efforts to structure these transactions to allow the Company to sell its patent portfolio while enabling the potential purchaser of substantially all the Company’s non-cash assets to proceed with its proposed transaction but instead of purchasing, receive a license under, the Company’s patent rights, thereby achieving maximum value from the two transactions. The board instructed Mr. Donnelly to continue to pursue this possibility. Mr. Donnelly also reported on his efforts to obtain one or more non-exclusive source code or OEM license transactions. At the meeting on November 18, 2003, Mr. Donnelly and the representative of Skadden Arps also reviewed with the board the acquisition proposal set forth in Obsidian’s November 13th letter and a written proposal from the AMEX company for a stock-for-stock merger “priced at market.” In addition, Mr. Donnelly indicated that he expected to receive shortly an acquisition proposal from the Boston-based company.

      Also at this meeting, it was noted that the Company’s financial advisor, Piper Jaffray had resigned, and the directors discussed the advisability of retaining a new advisor, particularly since the recent acquisition proposals that had been received involved, and such proposals that were likely to be received would in all likelihood involve, consideration in the form of stock. Accordingly, the board directed Mr. Donnelly to explore the possibility of engaging a financial advisor and, given the importance of minimizing cash burn and cash commitments, to seek to structure an arrangement at a reasonable cost and preferably without an “incentive” or “success” fee.

      Following this meeting, in order to keep the parties which had recently submitted written acquisition proposals apprised, on November 19, 2003 the Company delivered a letter to each of the parties who had submitted proposals which were discussed at the November 18th board meeting, including Obsidian, stating that the board of directors was considering and evaluating its proposal and advising each such party that, in light of Piper Jaffray’s termination of its engagement, the board of directors had directed the Company to explore the possibility of engaging a financial advisor in evaluating such party’s proposal, as well as other proposals which had been or might be received.

      At a brief meeting held on November 21, 2003, the board authorized the retention of Candlewood Partners, LLC, or Candlewood, to assist the Company and the board in evaluating and comparing acquisition proposals to each other and to liquidation, assist management in preparing, or separately prepare, an updated liquidation analysis, and if requested, render a fairness opinion to the board with respect to the consideration to be received by stockholders in an acquisition of the entire Company.

      Also on November 21, 2003, the Company received a written proposal from the Boston-based company providing for a merger transaction in which the Company’s stockholders would receive a specified value in cash and stock of the Boston-based company, subject to due diligence and satisfaction of other customary conditions and execution of a definitive agreement.

      In connection with a request from Obsidian to meet with Mr. Donnelly to discuss Obsidian’s cash and stock merger proposal of November 13, 2003, on November 24, 2003 Obsidian entered into a confidentiality agreement that, among other things, required each party to not disclose the existence of their discussions regarding an acquisition transaction. That evening, Mr. Donnelly and a representative of Candlewood met with Timothy S. Durham, Terry G. Whitesell and Anthony P. Schlichte, the chairman and chief executive officer, president and chief operating officer and executive vice president of corporate finance, respectively, of Obsidian, to discuss Obsidian’s acquisition proposal. At the request of the Candlewood representative, the Obsidian officers described the businesses, financial condition and prospects of Obsidian. The representative of Candlewood indicated that in order to perform confirmatory due diligence regarding the matters described, and to properly assist the Company’s board of directors in evaluating Obsidian’s proposal and, in particular, its common stock, he would expect to receive appropriate non-public business and financial information of Obsidian which would be subject to the parties’ confidentiality agreement. Mr. Durham stated that he would prefer not to provide such information. The Candlewood representative and Mr. Donnelly explained the concerns which had been raised by the board of directors regarding the Obsidian proposal of November 13, 2003, the value and liquidity of Obsidian’s common stock, as well as financing and transaction risks, including possible failure of stockholder approval, and the possibly extended time period to obtain such approval and complete the proposed transaction. The parties discussed possible acquisition terms and structures which might be a basis for formulating a viable transaction, including a possible cash/stock election structure. The parties also discussed Obsidian commencing a due diligence process. Mr. Donnelly indicated that Obsidian or its representatives could commence that process right away since a data room containing relevant materials had previously been established in connection with the Company’s ongoing efforts to identify and complete an acquisition transaction. Despite this offer, Obsidian has never reviewed the materials in the data room.

      Following this meeting, a representative of Candlewood had several discussions with a representative of Obsidian’s financial advisor in an effort to formulate a transaction which would be structured as a two-step transaction (first step tender or exchange offer followed by a merger) to minimize the time required for stockholders to receive value and would provide substantial transaction certainty and realizable value superior to the cash distributions estimated to be achievable in liquidation. During these discussions, the Candlewood representative repeatedly noted that, given that liquidation involved no financing risk or transaction risk, other than stockholder approval, and given the time, expense and related reduction in liquidation value to complete an agreement for a transaction which ultimately failed to close, there would need to be substantial certainty in both these areas to obtain board approval. At no time during these discussions did the Company or its representatives indicate to Obsidian or its financial advisor that the board was prepared to accept an offer from Obsidian which included the opportunity for the Company’s stockholders to receive cash in the range of $.40 per share, without these matters being adequately addressed.

      On December 1, 2003, the Company received a letter dated November 26, 2003 from MicroSkills San Diego, LP, or MicroSkills, which, according to MicroSkills, is a San Diego-based IT Technical Training and Certification School, proposing a transaction in which the Company would acquire MicroSkills in exchange for newly issued shares of Net Perceptions’ common stock with the existing owners of MicroSkills receiving 49.99% of the Company’s common stock. On December 2, 2003, MicroSkills, which had previously entered into a confidentiality agreement in substantially the same form as the confidentiality agreement with Obsidian, issued a press release announcing its delivery of this letter to the board of directors.

      On Tuesday afternoon, December 2, 2003, the Company received a letter from Obsidian proposing a transaction whereby “Obsidian will offer the NETP shareholders the opportunity to receive for each share of NETP common stock either: (i) $.40 in cash or (ii) two shares of Obsidian common stock (the number of shares will be adjusted in the definitive agreement to reflect the 1 for 50 reverse stock split that Obsidian anticipates being effective by December 5, 2003.” The letter further stated that, “[P]rior to execution of the definitive merger agreement, Obsidian will provide to NETP evidence of committed and available financing in the amount” [necessary to complete the transaction and] “reasonably satisfactory to

NETP.” The letter contemplated a two-step transaction with a first-step exchange offer, and stated that “[A]ssuming Obsidian is provided immediate access to requested diligence materials and NETP personnel, Obsidian will complete its confirmatory diligence no later than the close of business on Friday December 5, 2003.” The proposal was expressly “subject to oral confirmation of NETP’s Board of Directors acceptance of this proposal no later than the close of business on Wednesday, December 3, 2003, completion of confirmatory due diligence no later than the close of business on Friday, December 5, 2003 and negotiation, execution and delivery of definitive documentation no later than the close of business on Monday, December 15, 2003.”

      The board of directors met again on December 3, 2003. Representatives of Skadden Arps and Candlewood were present in addition to Mr. Donnelly. Mr. Donnelly reported that the potential purchaser of substantially all of the Company’s non-cash assets had raised its proposed cash purchase price and that the offer to purchase the Company’s patent portfolio was still available. He also stated that he was continuing to pursue transactions involving non-exclusive source code or object code licenses which could be executed if the Company entered into an agreement to sell its patent portfolio without the agreement to sell substantially all of its other non-cash assets. The board directed him to move forward as expeditiously as possible with these negotiations.

      Also at this meeting, a representative of Candlewood summarized for the board his contacts and discussions with various parties that had expressed an interest in acquiring the Company. With respect to three of such parties that had submitted a written proposal, as well as Obsidian, he stated that despite his invitation, they had provided little in the way of additional information that would allow a more complete evaluation. With respect to the written proposals submitted by the Boston-based company and Obsidian, respectively, he explained in detail the discussions he had had with these parties in an effort to formulate a viable alternative to liquidation. With regard to Obsidian’s December 2, 2003 proposal, he noted that Obsidian had indicated that its chairman and chief executive officer would supply the required financing, but had offered no specifics as to the precise terms of such a commitment or what, if any, recourse would be available to the Company or its stockholders if the financing was not available to complete the transaction. In addition, he explained that since Obsidian was seeking access to the Company’s cash, an underlying premise of the proposed transaction was that a significant number of stockholders would elect to receive stock. He noted his concern about whether a significant number of stockholders would elect to receive Obsidian stock, particularly in view of the fact that in all likelihood receipt of the Obsidian stock would be taxable. With regard to Obsidian’s condition regarding due diligence, Mr. Donnelly reminded the board that he had previously invited Obsidian to immediately commence due diligence, and would contact them again with the same message. The board instructed Candlewood to promptly respond to Obsidian, and request that Obsidian address the key concerns regarding certainty of financing and closing with a view to developing a viable transaction proposal.

      With regard to the acquisition proposal submitted by the Boston-based company, the representative of Candlewood stated that he believed it would be prepared to offer a significant premium above liquidation value through the stock portion of the consideration, which, in contrast to the Obsidian proposal, would be valued at or about the time of closing. He noted that the market price of the common stock of the Boston-based company had appreciated substantially in 2003. The board instructed Candlewood to promptly respond to the Boston-based company and work to see if a viable transaction proposal could be developed.

      The members of the board expressed their concern that the acquisition proposal review and evaluation process itself was taking considerable time and consuming stockholder funds, and thus could not simply keep going as bidders sought to re-structure or revise their proposals in an effort to appear more favorable than liquidation. With this in mind, the board instructed Candlewood to contact the various parties and require that any revisions to any proposals, and any additional information which they wished to be considered, be submitted early in the week of December 8, 2003, with a view to making a determination as soon as possible thereafter whether and how to pursue any of such proposals, or proceed with the plan of liquidation. A letter to this effect was sent by Candlewood on December 5, 2003 to each of the parties that had submitted or discussed with Candlewood an acquisition proposal. While a number of such parties provided such additional information, Obsidian did not.

      Following this board meeting, on December 4th and December 5th, the Company’s representatives, including Mr. Donnelly, Skadden Arps and Candlewood, had discussions with representatives of Obsidian, including Obsidian’s outside legal counsel, regarding the concerns expressed by the board concerning Obsidian’s December 2nd proposal. In particular, on December 3rd Mr. Donnelly had phone conversations with Mr. Durham and a representative from Obsidian’s outside law firm discussing, among other things, potential dates for Obsidian to conduct on-site due diligence. Shortly after these conversations, a Company representative forwarded a data room index to Obsidian’s outside law firm. On December 4th, Mr. Donnelly had a phone conversation with a tax attorney from Obsidian’s outside law firm who expressed concern, and indicated that his client was working through issues associated with, the likely taxable nature of the stock consideration contemplated by Obsidian’s December 2nd proposal. During these conversations, Mr. Donnelly expressly invited Obsidian to commence its due diligence immediately, if possible as early as Thursday, December 4th and in any event by Friday December 5th. Obsidian did not respond to these invitations.

      In addition, a representative of Skadden Arps had phone discussions with another attorney from Obsidian’s outside law firm, in which he also explained the board’s concerns with the Obsidian proposal, particularly in light of the underlying premise of the transaction from Obsidian’s perspective and the likely taxable nature of the proposed transaction. With regard to financing risk, the representative of Skadden Arps suggested that if, as Obsidian’s strategic advisor had represented, Obsidian’s chairman and chief executive officer was prepared to finance the proposed transaction, the board’s concerns in this regard could be addressed by, in effect, securing this financing at the signing through an escrow of the necessary funds to complete the transaction. The attorney for Obsidian indicated that this was unlikely to be acceptable. The representative of Skadden Arps indicated that the Company would be willing to consider other arrangements in this regard, so long as they provided a similar level of certainty regarding financing. At no time during these or any subsequent discussions did Obsidian or its representatives provide the Company with any form of written commitment, or draft thereof, or any other writing setting forth the terms whereby the funding for their proposed cash/stock election exchange offer, which they represented would be provided by Obsidian’s chairman and chief executive officer, would be made available. With regard to closing risk, the representative of Skadden Arps noted that since liquidation involved no closing risk, other than failure of stockholder approval, in preparing definitive documentation Obsidian and its attorneys should make every effort to minimize the closing conditions. At no time did the representative of Skadden Arps or any other of the Company’s representatives state or otherwise indicate that a definitive agreement with Obsidian would need to have no closing conditions. As to both of these matters, the attorney for Obsidian acknowledged these concerns and stated that Obsidian would address these concerns through a revised proposal which would be delivered over the weekend of December 6-7.

      On December 8, 2003, Obsidian submitted a revised acquisition proposal which purported to address “NETP’s two primary areas of concern with Obsidian’s proposal”, namely “certainty of financing” and “certainty of closing”. The revised proposal had the identical pricing as Obsidian’s December 2nd proposal of $.40 per share or two shares of Obsidian common stock, as elected by each stockholder. However, the proposed transaction structure was changed from the two-step transaction proposed earlier, which involved a first step tender/exchange offer followed by a merger, and would have required Obsidian to provide funding to complete the first step tender/exchange offer to the extent stockholders tendered their shares for cash, to a one-step merger. In this way, according to the proposal, upon the closing Obsidian would have access to the Company’s cash, which would “approximate” the amount of cash necessary to complete the transaction if all stockholders elected to receive cash. The proposal also stated that at the time a merger agreement was signed, Obsidian would “enter into voting and support agreements with shareholders of NETP holding not less than 40% of the outstanding shares of NETP (we believe this level of support is readily obtainable).”

      The revised Obsidian proposal which, as noted above, was received on December 8, 2003, was expressly “subject to an authorized officer of NETP executing and delivering this Letter of Intent to

Obsidian no later than 4:00 p.m. (New York City Time) on Monday, December 8, 2003 and the negotiation, execution and delivery of definitive documentation no later than the close of business on Monday, December 15, 2003.” The proposal letter also asserted that “Obsidian has provided NETP with additional information regarding Obsidian and its financial capacity to complete this transaction, including financial information regarding Obsidian’s sources of financing that demonstrate liquidity and financial capacity far in excess of the amount necessary to complete this transaction.” With regard to diligence, the proposal stated, “[A]ssuming Obsidian is provided immediate access to requested diligence materials and NETP personnel, Obsidian will complete its confirmatory due diligence promptly after the execution of this Letter of Intent.”

      Upon receipt of this proposal letter on Monday morning, December 8, 2003, in an email to Mr. Durham, Mr. Donnelly reiterated his invitation to Obsidian to promptly complete its diligence, stating that “I am and have been prepared to support any diligence you need to do (expressed last week when we talked and I forwarded the data index to your counsel). Seems to me that this activity would advance the ball in a productive way. Not sure why we didn’t get that done last Wednesday/Thursday. Let me know what I can do.”

      Early in the afternoon on December 8, 2003, Obsidian issued a press release announcing its proposal letter. That same afternoon, a representative of Skadden Arps contacted outside counsel for Obsidian to discuss Obsidian’s proposal. In the conversation he inquired as to the identity of the stockholders whose support Obsidian believed was “readily attainable” and reiterated Mr. Donnelly’s invitation that Obsidian commence due diligence immediately. Finally, he noted that it would not be possible to convene a meeting of the board of directors within an hour or so, and thus the stated deadline for the Company’s response, which was 4:00 p.m. on the day the proposal was received, could not be met. Counsel for Obsidian indicated that Obsidian would not engage in diligence without knowing that its proposed transaction was agreed to in principle.

      The board of directors met again on December 10, 2004. Representatives of Skadden Arps and Candlewood were in attendance in addition to Mr. Donnelly. Mr. Donnelly reported that the potential purchaser of the Company’s patent portfolio had increased its offer to a level where it was likely superior to the proposed transaction involving the sale of substantially all of the Company’s operating assets. He also confirmed he was reasonably confident that if the patent portfolio sale agreement was entered into but the agreement for sale of substantially all of the Company’s other non-cash assets was not, that he would be able to negotiate and close one or more non-exclusive source code licenses involving cash payments to the Company in the range of $.01-$.02 per share.

      Also at this meeting, representatives of Candlewood reviewed the current status of the acquisition proposals that had been received, as well as profiles of the various companies making proposals. Five entities, including Obsidian, had submitted proposed letters of intent. Candlewood indicated that in its view, and the board of directors concurred, that of the five, two proposals, including Obsidian’s December 8th cash/stock election proposal, appeared to be superior to the other three.

      With regard to the Obsidian proposal, the Company’s legal and financial advisors reported on their recent conversations with Obsidian’s legal and strategic advisors. The representative of Candlewood indicated that, at his request, Obsidian’s strategic advisor had provided the names of several large stockholders who, according to such strategic advisor, had been contacted and were prepared to support Obsidian’s proposed transaction. Mr. Donnelly stated that his understanding of the position of such large stockholders was inconsistent with that of Obsidian’s strategic advisor. Candlewood expressed concern about the realizable value of Obsidian’s stock and noted that 90% of its common stock, on a fully diluted basis, was held by officers and directors and that it was very thinly traded.

      Candlewood also reviewed in some detail a proposal from the Boston-based company for a transaction involving a combination of cash and stock of the Boston-based company having a specified value at closing which together could, depending on the value placed on the stock portion of the consideration, represent a significant premium over the Company’s net cash (cash minus liabilities) at closing. The Candlewood representative noted that ownership of the Boston-based company was quite concentrated and its stock was also very thinly traded. However, the Candlewood representative indicated that, based on their preliminary diligence, they viewed the value and upside of the common stock of the Boston-based company to be superior to that of Obsidian stock.

      At the conclusion of the meeting, the board of directors authorized management to seek to finalize the agreement for the sale of the Company’s patent portfolio and the agreement for the sale of its other non-cash assets on the most favorable terms obtainable. The board directed Candlewood to continue discussions with potential acquirors which sought to do so, complete its review and evaluation of any additional information provided by potential acquirers and to prepare and present as soon as practicable at a meeting of the board a comparative summary of the various acquisition proposals, as well as an updated liquidation analysis.

      On December 11, 2003, Obsidian issued a press release announcing its intention to make an exchange offer for shares of Net Perceptions’ common stock directly to the Company’s stockholders. On December 15, 2003, Obsidian filed a Schedule TO and a registration statement on Form S-4 with respect to the shares of Obsidian common stock issuable pursuant to the Exchange Offer.

      On December 17, 2003, the board of directors met briefly. This meeting was attended by representatives of Candlewood and Skadden Arps, in addition to the directors. The board received an update on the status of the intellectual property sale transactions which the Company had been pursuing, the Exchange Offer, Candlewood’s progress in completing its liquidation analysis and analyses related to the Exchange Offer to be presented to the board as soon as practicable, and the purported stockholder class action litigation described under Item 8 of this Schedule 14D-9.

      On December 22, 2003, the board of directors met again. This meeting was attended by representatives of Candlewood and Skadden Arps, in addition to the directors. At the meeting, Candlewood presented its analysis of the estimated amounts that would be distributed to stockholders if the plan of liquidation were implemented. The analysis concluded that the expected distribution ranged from $.41 to $.45 per share, or $41 to $45 for each 100 shares. Candlewood’s liquidation analysis is described below.

      Representatives of Candlewood then discussed their financial analysis of Obsidian and the Exchange Offer and indicated to the board that, based on that analysis and as of that date, if requested by the board, they would be prepared to deliver a written opinion to the effect that the value of the consideration offered to the Company’s stockholders in the Exchange Offer is inadequate, from a financial point of view, to Net Perceptions’ stockholders other than Obsidian and its affiliates. Candlewood’s analysis is summarized below.

      After lengthy discussion concerning the Candlewood presentation, a representative of Skadden Arps summarized for the board of directors the operation and potential effect of the Company’s stockholder rights plan with respect to the Obsidian Exchange Offer and other unsolicited tender offers or exchange offers which might be made, and with respect to a special stockholder meeting which was proposed to be convened to vote on the plan of liquidation, and various actions which the board might wish to consider in that regard. After further discussion, the board of directors adopted an amendment to the Company’s stockholder rights plan. The amendment provides, in effect, that the rights issued thereunder will not be separately distributed to the Company’s stockholders and become exercisable solely as a result of the commencement of a tender offer or exchange offer for all outstanding shares of Net Perceptions common stock. In addition, the amendment provides that the rights will not “flip-in” and entitle a holder to purchase shares of Net Perceptions common stock at a discount upon consummation of such an offer that results in the bidder beneficially owning at least 85% of the outstanding shares of Net Perceptions common stock, excluding for purposes of determining the number of shares of common stock outstanding those shares owned by directors who are also officers of Net Perceptions and shares owned by stock plans sponsored by the Company in which Company employee participants do not have the right to determine confidentially whether shares of Company common stock held subject to such stock plan(s) will be tendered in a tender offer or exchange offer. Also, pursuant to the amendment, the rights will not be triggered by a subsequent merger of the Company with such a bidder in which the Company’s stockholders receive the same consideration as was paid or issued in the tender offer or exchange offer. The amendment is intended to remove the Company’s stockholder rights plan as an impediment to Obsidian or another bidder completing its offer and a subsequent merger, while also affording protection to stockholders who do not tender their shares in Obsidian’s offer (or another bidder’s first-step tender or exchange offer), if, despite the board’s recommendation (in the case of the Exchange Offer), the holders of a substantial majority of Net Perceptions stock (the same 85% majority which, in the absence of approval of the Exchange Offer by the Company’s board of directors, is required for the restrictions of Section 203 of the Delaware General Corporation Law to be inapplicable to Obsidian’s proposed merger following consummation of the Exchange Offer) elect to accept Obsidian’s offer. The rights plan amendment also clarifies that stockholders who enter into voting agreements or understandings solely regarding voting on Net Perceptions’ proposed plan of liquidation and dissolution will not be deemed to beneficially own the shares owned by the other parties to such agreements or understandings. (A copy of the amendment to the Rights Plan was filed with the SEC on December 23, 2003 as an exhibit to a current report on Form 8-K.)

      Also at this meeting, Mr. Donnelly reviewed again for the board the terms of a patent purchase agreement with Thalveg which had been substantially finalized, whereby the Company would sell to Thalveg the Company’s patent portfolio for a purchase price of $1.8 million. Mr. Donnelly also summarized the terms of a non-exclusive source code license which had been substantially finalized, whereby the Company would grant to a software company a non-exclusive source code license to a portion of the Company’s intellectual property for a cash payment of $325,000. Under the license, the Company would provide certain consulting and support services to the licensee for additional cash payments totaling $75,000.

      At the conclusion of this meeting, the board determined to adjourn the meeting until December 30, 2003 to allow the directors to review the Candlewood analyses further, and in general to give further consideration to the Exchange Offer and the proposed patent purchase and source code license transactions. However, in light of the analyses presented by Candlewood, the board requested that Candlewood be prepared at the reconvened meeting on December 30th to render its written opinion with respect to the value of the exchange consideration offered to the Company’s stockholders in the Exchange Offer.

      On December 23, 2003, the Company issued a press release reporting the amendment to its stockholder rights plan described above and that the Exchange Offer was under consideration by its board of directors. Thereafter, representatives of Candlewood contacted various parties with which Candlewood had been engaged in discussions regarding their respective acquisition proposals. The Candlewood representatives indicated that, as reported in the Company’s press release, the Company was considering the Exchange Offer, and that if the Company’s board of directors determined not to support the Exchange Offer, they believed the Company would be prepared to continue discussions with parties who were willing to promptly and diligently pursue a definitive acquisition agreement that would provide substantial transaction certainty and higher realizable value to stockholders than the plan of liquidation.

      December 30, 2003, the adjourned board meeting of December 22nd was reconvened. Representatives of Skadden Arps and Candlewood attended the meeting, in addition to the directors. At this meeting, the representatives of Candlewood advised the board that there had been no material changes to their analyses presented on December 22, 2003 and that they were prepared to issue a written opinion as to the adequacy, from a financial point of view, of the consideration offered to the Company’s stockholders (other than Obsidian and its affiliates) in the Exchange Offer. The Candlewood representative also confirmed Candlewood’s liquidation analysis presented to the board on December 22, 2003. Candlewood then delivered their opinion to the effect that, as of December 30, 2003, the value of the consideration offered to the Company’s stockholders in the Exchange Offer is inadequate, from a financial point of view, to the Company’s stockholders other than Obsidian and its affiliates. A copy of the Candlewood opinion, which sets forth the matters considered, assumptions made and limitations on the review undertaken by Candlewood is attached hereto as Annex A.

      After further discussion among and between the member of the board and the representatives of Skadden Arps and Candlewood, the board adopted the recommendation set forth under Item 4(a). It also authorized the execution of the patent purchase agreement with Thalveg and the non-exclusive source code license summarized for the board on December 22, 2003.

      Also at this meeting, the board unanimously concluded that, assuming there were no developments, events or circumstances which would result in an adverse change to the results of the Candlewood liquidation analysis, and assuming the cash consideration payable to the Company under the Patent and Source Code Agreements referred to below is received by the Company as reflected in the conservative case set forth in Candlewood’s liquidation analysis, then an initial distribution estimated to be approximately $.40 per share could be made to stockholders shortly after stockholder approval and adoption of the plan of liquidation. The board also determined that, in the absence of a definitive agreement to acquire the Company on terms which would provide substantial transaction certainty and higher realizable value to stockholders than liquidation and dissolution in accordance with the plan of liquidation, the Company should proceed with the plan of liquidation. Accordingly, the board directed management to proceed with the preparation and filing with the SEC of an amended preliminary proxy statement relating to a stockholders meeting at which the plan of liquidation would be voted upon. However, it also directed management, with the assistance of Skadden Arps and Candlewood, to continue discussions with any potential acquirers of the Company who were willing to promptly and diligently pursue, in a manner consistent with the Company’s objective of minimizing cash expenses, a definitive agreement to acquire the Company on terms which would provide substantial transaction certainty and higher realizable value to stockholders than implementing the plan of liquidation.

Summary of liquidation analysis

      Candlewood Partners, LLC, or Candlewood, prepared a liquidation analysis for the Company’s board of directors. The analysis reflects an estimated distribution to stockholders of $0.41 to $0.45 per share or $41 to $45 for each 100 shares.

      The liquidation analysis sets forth Candlewood’s estimate of proceeds that could be realized if Net Perceptions were liquidated in an orderly fashion. Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Company’s management and Candlewood, are inherently subject to significant business, economic, and competitive risks, and uncertainties and contingencies beyond the Company’s control. Accordingly, there can be no assurance that the values reflected in Candlewood’s liquidation analysis will be realized if the plan of liquidation is implemented, and actual results and proceeds could vary materially from those reflected in Candlewood’s liquidation analysis and shown herein.

      In preparing its liquidation analysis, Candlewood had discussions with management and the Company’s counsel and, among other items, reviewed the following: (i) the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2003, (the “September 30 10-Q”) including its exhibits, (ii) a substantially final draft of the Patent Purchase Agreement by and between Thalveg and the Company and a substantially final draft of a non-exclusive source code license (collectively the “Patent and Source Code Agreements”), (iii) the Plan of Complete Liquidation and Dissolution adopted by the Company’s Board of Directors on October 21, 2003, and (iv) the Company’s Executive and Organization Liability Insurance Policy (the “Insurance Policy”).

      The “conservative” case assumes that the cash consideration payable to the Company under the Patent and Source Code Agreements is received by the Company no later than the end of the first quarter of 2004, that there are no additional proceeds from intellectual property sales and that the Company will fulfill continuing obligations under its customer service contracts. The “aggressive” case assumes that the Company’s customer service contracts are assigned and various other non-cash assets are sold to a party or parties who will assume the service obligations under the customer contracts in the first quarter of 2004 and that thereafter the Company will have minimum staffing.

      Set forth below is a summary of the results of Candlewood’s liquidation analysis which supports the estimated range of liquidation values of $0.41 to $0.45 per share presented to the board of directors at its meeting on December 22, 2003 and confirmed by Candlewood at the reconvened meeting of the board of directors on December 30, 2003. The table also shows the carrying value of significant asset categories on the Company’s unaudited balance sheet at September 30, 2003. The following estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The sale of non-cash assets may result in proceeds which are lower or greater than the estimates, and the amounts required to satisfy liabilities and pay ongoing expenses may be lower or greater than these estimates.

      No assurance can be given that any amounts to be received by the Company’s stockholders in liquidation will result in greater returns to stockholders than the Company continuing to operate its business or through a business combination or other transaction with a third party or that the per share amount of liquidating distributions will equal or exceed the per share price or prices at which the Company’s common stock has recently traded or may trade in the future.

LIQUIDATION ESTIMATES

		Estimated
		Recovery/Expenses
	Unaudited
	Balance Sheet (9/30)	Conservative	Aggressive

	(Amounts in thousands, except per share data)
Cash as of September 30, 2003	$12,187	$12,187	$12,187
Other Assets — Adjusted for Cash Value
Accounts receivable and other current assets(1)	945	263	263
Lease deposits(2)	336	336	336
Furniture and equipment(3)	90	85	110
Sale of intellectual property and other non-cash assets(4)	—	2,200	2,800

	1,371	2,884	3,509
Settlement of Liabilities and Costs of Liquidation
Accounts payable and accrued expenses(5)	(282)	(192)	(192)
Deferred revenue and customer obligations(6)	(626)	(200)	—
Restructuring obligations(7)	(50)	(50)	(50)
Employee severance and bonus(8)	—	(701)	(701)
New litigation(9)	—	(250)	(250)
Wind-down cost(10)	—	(1,425)	(1,300)
Costs associated with Obsidian Exchange Offer(11)	—	(250)	(235)
Contingency(12)	—	(500)	(250)

	(958)	(3,568)	(2,978)
Net Cash Upon Completion of Liquidation		$11,503	$12,718

Net Cash Per Share (28,145,338 shares outstanding)(13)		$0.41	$0.45

1.	The estimated recovery value used represents the recoverable balance of the Company’s accounts receivable and other current assets reflected on the Company’s September 30, 2003 balance sheet included in the September 30 10-Q. Based on discussions with the Company’s senior management, substantially all of such accounts which support the estimated recovery had been collected as of December 1, 2003. The remaining amount on the Company’s September 30, 2003 balance sheet included in the September 30 10-Q represents prepaid insurance, of which a substantial majority is non-recoverable.

2.	Represents lease deposits on the Company’s offices in Eden Prairie, Minnesota, San Francisco, California and Edina, Minnesota. The lease in Edina has been terminated and the deposit of $261 has been returned to the Company. The Company’s lease in Eden Prairie terminates on December 31, 2003. The Company’s lease in San Francisco terminates on August 31, 2004. Based on conversations with management, the Company expects to receive a refund of the entire amount of the deposits upon termination of these leases.

3.	Values based on discussions with management as well as actual proceeds from sales since September 30, 2003, which were approximately $85 as of December 1, 2003.

4.	The conservative case assumes the Company’s receipt of the cash consideration payable to the Company under the Patent and Source Code Agreements. It also includes $75 of consulting revenues in connection with the non-exclusive source code license. The aggressive case assumes that other non-cash assets (including the Company’s products and customer contracts) are licensed or sold to other entities. Neither the conservative case nor the aggressive case takes into account a pending lawsuit brought by the Company against a former re-seller in which the Company may recover money damages.

5.	Accrued expenses consist primarily of state income taxes payable and accrued operating expenses. Accrued expenses not in this analysis include accrued vacation, which is eliminated if not used by December 31, 2003, and accrued audit costs for 2003 which are not expected to be incurred if the plan of liquidation is approved and the Company’s reporting obligations under the Securities Exchange Act of 1934 are terminated or suspended prior to March 30, 2004.

6.	Represents the possibility that customers that have prepaid for certain support and consulting services may demand a refund of a pro rata or other portion of these prepaid amounts.

7.	Represents the (i) estimated cost to exit the Company’s leased offices located in Eden Prairie, Minnesota and San Francisco, California, less estimated future sublease income of $209, all of which is covered by existing sublease arrangements and (ii) estimated benefit costs for the Company’s former Chief Executive Officer for which the Company is obligated under a May 24, 2001 letter agreement.

8.	Represents estimates of severance, retention and bonus costs for current Company employees and officers.

9.	Represents deductible under the Insurance Policy applicable to the purported stockholder class action lawsuit filed on October 29, 2003. This liquidation analysis assumes that costs, expenses and any judgment or settlement amounts associated with this claim above the deductible will be covered by the Insurance Policy, although currently such lawsuit seeks no damages.

10.	Wind down costs include the costs of legal, accounting and financial advisors associated with completion of the liquidation process, plus operating costs in the fourth quarter of 2003, including costs of fulfilling service commitments under customer contracts net of the $200 covered in note 6. The wind down costs also include ongoing legal costs associated with the lawsuit relating to the Company’s initial public offering and assume that any judgment or settlement will be covered by the applicable insurance policy, less the applicable deductible.

11.	Represents the costs of legal and financial advisors, printing and mailing in connection with the Exchange Offer.

12.	This cost primarily represents the possibility of unanticipated costs incurred during the liquidation process.

13.	Reflects total shares outstanding at December 31, 2003, and assumes no options are exercised. There are approximately five hundred eighty eight thousand shares subject to options having exercise prices below $.40 per share. If such options were exercised, the Net Cash Per Share would not change materially.

     Opinion of Candlewood Partners

      Candlewood Partners, LLC acted as financial advisor to Net Perceptions and the Net Perceptions board of directors in connection with the Exchange Offer, and delivered its written opinion to the Net Perceptions board of directors on December 30, 2003, to the effect that, as of December 30, 2003, and based on and subject to the assumptions, limitations, qualifications and other matters set forth in the opinion, the exchange consideration of two shares of Obsidian common stock (according to the Schedule TO, 1/25 of a share of Obsidian common stock after a one-for-fifty reverse stock split effective for holders of record of Obsidian common stock at January 23, 2004) for each share of Net Perceptions common stock in the Exchange Offer is inadequate, from a financial point of view, to the Company’s stockholders other than Obsidian and its affiliates.

      The summary of the Candlewood opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Statement. Stockholders should read the opinion in its entirety for a discussion of the assumptions made, matters considered and limitations of the review undertaken by Candlewood in rendering its opinion.

      No limitations were imposed by Net Perceptions on the scope of Candlewood’s investigation or the procedures to be followed by Candlewood in rendering its opinion. In arriving at its opinion, Candlewood ascribed a range of values to Obsidian using the financial, comparative, liquidity and pro forma analyses described below and compared those values to a range of values that may be achieved under the Company’s proposed plan of liquidation to determine whether, from a financial point of view, the exchange consideration to be received by the holders of Net Perceptions common stock is adequate. In rendering this opinion Candlewood did not analyze, and its opinion does not address, the relative merits of the Exchange Offer compared to any alternative business strategies that may be available to the Company or the effect of any alternative transaction on the Company and/or the Company’s stockholders (other than the Company’s contemplated plan of liquidation described in the Company’s preliminary proxy statement filed by the Company with the SEC on November 4, 2003 and related documents). The Candlewood opinion is for the use and benefit of the Company’s board of directors and was rendered to them in connection with their consideration of the Exchange Offer and proposed subsequent merger. The Candlewood opinion was not intended to be, and does not constitute, a recommendation to any stockholder of the Company with respect to whether any such stockholder should tender such stockholder’s shares in the Exchange Offer or how any stockholder should vote with respect to the proposed subsequent merger or any other matter.

      In connection with the preparation and delivery of its opinion to the Company’s board of directors, Candlewood performed certain financial, comparative, liquidity and pro forma analyses, as described below. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial, comparative, liquidity and pro forma analyses and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Candlewood made qualitative judgments as to the significance and relevance of each analysis and factor. Candlewood therefore believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below were merely utilized to create points of reference for analytical purposes and should not be taken as the view of Candlewood as to the actual value of the Company or Obsidian. In its analyses, Candlewood made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company and Obsidian. Any estimates or projections in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in these analyses. In addition, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

      In arriving at its opinion, Candlewood reviewed and analyzed:

•	the registration statement on Form S-4, as amended through December 29, 2003, and the Schedule TO, filed by Obsidian with the SEC;

•	the Company’s preliminary proxy statement relating to the proposed plan of liquidation, filed by the Company with the SEC on November 4, 2003 and related documents;

•	certain publicly available business and historical financial information relating to the Company, including the unaudited historical financial statements of the Company at September 30, 2003;

•	certain publicly available business and historical consolidated financial information relating to Obsidian, including the audited historical financial statements of Obsidian for the two years ended October 31, 2002, and the unaudited historical consolidated financial statements of Obsidian for the quarters ended July 31, 2003, April 30, 2003 and January 31, 2003, and any restatements thereto;

•	Obsidian’s definitive proxy statement for its 2003 annual meeting of shareholders as filed with the SEC on November 4, 2003;

•	certain internal financial information of the Company including projected expenses and receipts, referred to as “Company data”, prepared and provided to Candlewood by the senior management of the Net Perceptions and not publicly available;

•	information regarding publicly available financial terms of certain other business combinations which Candlewood deemed relevant; and

•	the financial position and operating results of Obsidian compared with those of certain other publicly traded companies which Candlewood deemed relevant.

      In addition, Candlewood had discussions with the senior management of the Company, and with senior management of Obsidian and Obsidian’s strategic advisor, concerning the respective businesses, operations, assets, financial condition and prospects of the Company and Obsidian, and undertook such other analyses and investigations that it deemed appropriate.

      In arriving at its opinion, except with respect to the assumptions provided by the Company’s senior management in connection with Candlewood’s liquidation analysis, which assumptions Candlewood determined to be reasonable, Candlewood assumed and relied upon the accuracy and completeness of all the information examined or otherwise reviewed by it, without assuming any responsibility for the independent verification of such information, and further relied upon the assurances of senior management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. As to the Company data, except with respect to the assumptions provided by the Company’s senior management in connection with Candlewood’s liquidation analysis, which assumptions Candlewood determined to be reasonable, Candlewood assumed that such Company data was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior management of the Company, and Candlewood reviewed such Company data in performing its analysis. Candlewood was not provided with, and did not have access to, financial forecasts of Obsidian prepared by the management of Obsidian. In arriving at its opinion, Candlewood did not conduct a physical inspection of the properties and facilities of the Company or Obsidian and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company or Obsidian. Candlewood further assumed that the Exchange Offer and the subsequent merger proposed by Obsidian, if consummated, would be consummated on the terms described in Obsidian’s Form S-4 Registration Statement, as amended through December 29, 2003, and the Schedule TO, without any waiver, modification or amendment to any material terms, covenants or conditions thereof.

      Candlewood’s opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion and the information made available to it as of that date. Although subsequent developments may affect its opinion, Candlewood does not have any obligation to update, revise, or reaffirm its opinion.

      The following is a summary of the material financial, comparative, liquidity and pro forma analyses performed by Candlewood and presented to the Company’s board of directors on December 22, 2003. In connection with rendering its opinion, Candlewood updated these analyses through the close of business on December 29, 2003 and reported to the Company’s board of directors on December 30, 2003 that there were no material changes to these analyses.

Valuation Multiples Derived From Public Comparables Analysis

      Using publicly available information including estimates in published third-party research reports, Candlewood reviewed and compared particular financial statistics of Obsidian with corresponding financial statistics for selected companies in the scrap rubber recycling, transportation equipment, and luxury coach industries. Candlewood examined, among other things, enterprise value as a multiple of revenue, as a multiple of earnings before interest and taxes and as a multiple of earnings before interest, taxes, depreciation and amortization, referred to as “EBITDA”, of the comparable companies. For purposes of Candlewood’s analyses, enterprise value means the market valuation of a company’s common and preferred stock plus the amount of its outstanding debt less the amount of cash it has on hand. Due to Obsidian’s diversified businesses, Candlewood determined that it was appropriate to perform its analyses using division based information relevant to each of the businesses in which Obsidian’s subsidiaries are engaged.

      Three categories of comparable companies were analyzed: scrap rubber and recycling companies; transportation equipment companies; and transportation related leasing companies. The scrap rubber and recycling companies analyzed were Appliance Recycling Centers of America, Inc., GreenMan Technologies, Inc., Metal Management, Inc., Scope Industries, and Veridium Corporation. The transportation equipment companies that were analyzed were Carlisle Companies Incorporated, Coachmen Industries, Inc., Featherlite, Inc., Fleetwood Enterprises, Inc., and Wabash National Corporation. The transportation related leasing companies that were analyzed were Ryder System, Inc., United Rentals, Inc. and World Airways, Inc. The following charts summarize the upper and lower range, as well as median, revenue and EBITDA multiples derived from this analysis.

	Enterprise Value Multiple
	of Revenue

	Lower				Upper
Business	Range		Median		Range

Scrap Rubber and Recycling	0.6	x	0.9	x	1.5	x
Transportation Equipment	0.3	x	0.4	x	0.9	x
Transportation Related Leasing	0.5	x	0.8	x	1.1	x

	Enterprise Value Multiple
	of EBITDA

	Lower				Upper
Business	Range		Median		Range

Scrap Rubber and Recycling	6.1	x	7.3	x	17.1	x
Transportation Equipment	12.5	x	13.4	x	100.3	x
Transportation Related Leasing	3.4	x	4.5	x	4.9	x

      Because of the inherent differences between the businesses, operations, financial conditions and prospects of Obsidian and those of the comparable companies, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the public comparable analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of Obsidian and those of the comparable companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, and current levels of profitability and historical rates of growth of Obsidian and those of the comparable companies.

     Valuation Multiples Based on Precedent Transactions

      As part of its analysis, Candlewood reviewed publicly available information regarding the terms and financial characteristics in a number of transactions since January 1, 2001 involving companies in the rubber, transportation equipment (SIC Codes 3715, 3719, 3792, 3799), and transportation services (SIC Code 4700) industries in order to derive a relative value of Obsidian based on the multiples paid in these transactions. In the rubber industry, the target companies were Pirelli SpA, Unipetrol as, Manuli Rubber Industries SpA, R-B Rubber Products Inc., BZ Group Holding AG, and Atlas Cromwell Ltd. In the transportation equipment industry, the target companies were Trailmobile Canada Ltd. and Keystone RV Co. The transportation services target companies that were analyzed were Velo Ltd., Brittanic Travel Ltd., Fiat SpA, Parcours, My Travel Group PLC and Ryland Group PLC. The following charts summarize the upper and lower ranges, as well as median, revenue and EBITDA multiples derived from this analysis.

	Enterprise Value Multiple
	of Revenue

	Lower				Upper
Business	Range		Median		Range

Rubber	0.2	x	0.6	x	0.9	x
Transportation Equipment	0.3	x	0.5	x	0.6	x
Transportation Services	0.2	x	0.5	x	1.4	x

	Enterprise Value Multiple
	of EBITDA

	Lower				Upper
Business	Range		Median		Range

Rubber	1.0	x	2.3	x	3.8	x
Transportation Equipment	8.3	x	46.8	x	85.3	x
Transportation Services	2.8	x	5.0	x	10.7	x

      Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the acquired companies included in the selected transactions, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of these transactions that would affect the acquisition values of Obsidian and such acquired companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, the strategic fit of the acquired company, the form of consideration offered and the tax characteristics of the transaction.

     Derived Valuation from Public Comparables Analysis and Precedent Transactions

      Candlewood used the derived revenue multiples of the applicable comparable companies and precedent transactions, weighted them according to revenue of Obsidian’s subsidiaries in the three business categories for the twelve months ended July 31, 2003, and calculated an implied enterprise value of Obsidian, ranging from $19.9 million to $51.0 million, with a median value of $29.4 million, and an implied equity value of Obsidian, after subtracting funded debt, ranging from $(21.5) million to $9.6 million with a median value of $(11.9) million, or $(0.60) to $0.27, with a median value of $(0.33), per outstanding share of Obsidian common stock (or $(0.13) to $0.08, with a median of $(0.07), per outstanding share of Obsidian common stock on a fully diluted basis). Candlewood compared this range of implied value per share of Obsidian common stock to the $0.41 to $0.45 per share of Company common stock estimated liquidating distributions reflected in Candlewood’s liquidation analysis.

      Candlewood used the derived EBITDA multiples of the applicable comparable companies and precedent transactions, weighted them according to EBITDA of Obsidian’s subsidiaries in the three business categories for the twelve months ended July 31, 2003 (but excluded transportation equipment from the analysis since it had negative EBITDA for the relevant period), and calculated an implied enterprise value of Obsidian, ranging from $4.7 million to $11.8 million, with a median value of $7.2 million, and an implied equity value of Obsidian, after subtracting funded debt, ranging from $(35.2) million to $(29.5) million with a median value of $(32.7) million, or $(0.98) to $(0.82), with a median value of $(0.91), per outstanding share of Obsidian common stock (or $(0.23) to $(0.18), with a median of $(0.21), per outstanding share of Obsidian common stock on a fully diluted basis). Candlewood compared this range of implied value per outstanding share of Obsidian common stock to the $0.41 to $0.45 per share of Company common stock estimated liquidating distributions reflected in Candlewood’s liquidation analysis.

Discount to Market Price

      As part of its analysis, Candlewood analyzed the market characteristics of Obsidian common stock. Candlewood noted that affiliates, including directors and executive officers, of Obsidian own approximately 90% of Obsidian common stock on a fully diluted basis. The Exchange Offer, if consummated, would result in the Company’s stockholders receiving 56.29 million shares of Obsidian common stock (before giving effect to the one-for-fifty reverse stock split). Candlewood noted the small average monthly trading volume of Obsidian’s common stock and highlighted the potential difficulty in selling the shares of Obsidian common stock that would be received in the Exchange Offer. To illustrate this, Candlewood assumed that, over time, the shares received could be sold at a rate equal to the average trading volume and calculated the net present value of the aggregate consideration to be received in the sales of all the Obsidian shares received using a range of discount values from 8% to 16%. This calculation resulted in a discounted consideration ranging from $6.9 million to $10.2 million, with a median of $8.3 million, or $0.12 to $0.18 per share, with a median of $0.15 per share, of Obsidian common stock.

      In addition, Candlewood reviewed several third-party research reports tracking the discounts of pre-IPO shares and restricted stock during the last 25 years. These reports found that pre-IPO shares and restricted shares sold at a significant discount from those same shares post-IPO or after the restriction was removed, as the case may be. These discounts averaged from 24% to 49%.

      Because the reasons for and the circumstances surrounding each of the transactions in the research reports were specific to each transaction, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of these studies and, accordingly, made qualitative judgments concerning differences between the characteristics of the transactions in the studies and the Obsidian common stock.

Pro Forma Valuation

      Candlewood performed certain pro forma analyses to determine what a combination of the Company and Obsidian might yield in terms of enterprise value and book value if the Exchange Offer and the proposed subsequent merger were completed. Further, assuming the Exchange Offer and the proposed subsequent merger were completed, Candlewood then analyzed what percentage of the fully diluted equity of the combined entity would be held by the Company’s former stockholders and compared that to the contribution the Company would have made to the combined entity.

      For these analyses, Candlewood calculated that, if the Exchange Offer and proposed subsequent merger were completed, the former Company stockholders would own approximately 27% of the fully diluted post-merger shares of Obsidian common stock. Further, Candlewood assumed that the contribution of the Company to the combined entity would be the conservative estimate of net cash upon completion of liquidation as reflected in Candlewood’s liquidation analysis. Candlewood then calculated the pro forma enterprise value and book value of Obsidian after combination of the entities, including the Company’s contribution of net cash as described above, further calculated the former Company stockholders’ share of such pro forma enterprise value and book value and compared that share of the pro forma enterprise value and book value to the Company’s net cash contribution.

      In both cases, the former Company stockholders’ contribution far exceeded the value of the share of the pro forma entity they would receive if the Exchange Offer and subsequent merger were completed.

With respect to enterprise value, Candlewood calculated that the former Company stockholders’ would receive an interest in the combined entity that would be worth approximately 4% of the Company’s contribution to the combined entity and, on a book value basis, they would receive approximately 24% of the Company’s contribution.

Candlewood Partners

      Candlewood is an investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive bids, private placements and valuations for corporate and other purposes. Candlewood also has experience and expertise in advising troubled or insolvent companies in their efforts to achieve maximum value, and thus in comparing possible sale or other strategic alternatives to possible liquidation scenarios. Candlewood was selected by the board of directors because of this experience and expertise, and because of Candlewood’s reputation in this regard. In addition, it was the consensus of the board of directors that the financial terms offered by Candlewood were quite reasonable and were appropriately structured to fit the manner and likely time frame of the Company’s utilization of Candlewood’s services.

      As compensation for its services as financial advisor, the Company has agreed to pay Candlewood a fee of $75,000 for the first two months of financial advisory services and $15,000 per month thereafter. In addition, the Company has agreed to pay Candlewood a $75,000 fee upon its rendering an opinion in connection with the Exchange Offer or other acquisition transaction, payable upon the rendering of Candlewood’s opinion. Net Perceptions has also agreed to reimburse Candlewood for reasonable out-of-pocket expenses incurred in connection with rendering its financial advisory services, including attorney’s fees, and to indemnify Candlewood for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion, including certain liabilities under the federal securities laws.

      Candlewood is acting as financial advisor to the Company and the Company’s board of directors in connection with the Exchange Offer. In addition, since November 2003, Candlewood has provided other financial advisory services for the Company and the Company’s board of directors. Prior to November 2003, Candlewood had not performed financial advisory or investment banking services for the Company.

      (c) Reasons for the recommendation

      In unanimously determining to recommend that stockholders reject the Exchange Offer and not tender their shares, the Company’s board of directors consulted with management and its independent legal and financial advisors and took into account various factors, including the following:

1. The opinion of Candlewood delivered to the board of directors on December 30, 2003, that, as of that date, the consideration offered in the Exchange Offer was inadequate from a financial point of view to the Company’s stockholders, other than Obsidian and its affiliates.

2. The liquidation analysis prepared by Candlewood which is described on pages 14 through 16 of this Statement, reflecting estimated cash distributions pursuant to the plan of liquidation in the range of $.41 to $.45 per share, or $41 to $45 for each 100 shares. In this connection, the board unanimously concluded that, assuming there were no developments, events or circumstances which would result in an adverse change to the results of the Candlewood liquidation analysis, and assuming the cash consideration payable to the Company under the Patent and Source Code Agreements is received by the Company as reflected in the conservative case set forth in Candlewood’s liquidation analysis, an initial distribution estimated to be approximately $.40 per share could be made to stockholders shortly after stockholder approval and adoption of the plan of liquidation.

3. Candlewood’s financial analyses of Obsidian and the Exchange Offer which are summarized on pages 19 to 22 of this Statement.

4. In the view of Candlewood, the large number of shares of Obsidian common stock that would be received by the Company’s stockholders if the Exchange Offer and proposed subsequent merger were consummated, combined with the small average trading volume of Obsidian common stock, highlights the potential difficulty of selling the shares of Obsidian common stock that would be received in the Exchange Offer and such subsequent merger.

5. The fact that the number of shares of Obsidian common stock to be exchanged for outstanding shares of Company common stock in the Exchange Offer is fixed, which could result in the market value (based on its trading price) of Obsidian common stock on the date that it is to be received by the Company’s stockholders being lower (or higher) than the price on the date Obsidian commenced the Exchange Offer, and, given the extremely low trading volume of Obsidian stock, such changes in market value may be substantial.

6. The Exchange Offer is highly conditional, which results in significant uncertainty that the Exchange Offer will be consummated. Specifically, the Exchange Offer is subject to the following conditions, among others:

(a) Shares that have been validly tendered and not withdrawn must represent at least 51% of the Company’s outstanding shares of common stock on a fully diluted basis.

(b) The Company shall have taken action which would cause the rights under the Company’s stockholder rights plan to be inapplicable to the Exchange Offer and the subsequent merger proposed by Obsidian, or Obsidian has been satisfied, in its reasonable discretion, that such rights have been invalidated or are otherwise inapplicable to the Exchange Offer and such proposed merger. (As noted above, Net Perceptions has amended its stockholder rights plan so that the rights issued thereunder will not be separately distributed to the Company’s stockholders and become exercisable solely as a result of the commencement of the Exchange Offer (so long as it continues to be for all outstanding shares of the Company’s common stock), and will not “flip-in” or “flip-over” and entitle a holder to purchase Company common stock or Obsidian common stock at a discount upon Obsidian’s acceptance and purchase of shares of Company common stock pursuant thereto or a subsequent merger of Obsidian or a wholly-owned subsidiary thereof with the Company, provided that (i) consummation of the Exchange Offer results in Obsidian beneficially owning at least 85% of the outstanding shares of Company common stock, excluding for purposes of determining the number of shares of Company common stock outstanding those shares owned by (A) directors who are also officers of the Company and (B) stock plans sponsored by the Company in which Company employee participants do not have the right to determine confidentially whether shares of Company common stock held subject to such plan(s) will be tendered in a tender offer or exchange offer, and (ii) in such subsequent merger stockholders of the Company receive the same consideration as was issued pursuant to the Exchange Offer. However, the amendment to the Company’s stockholder rights plan does not satisfy the requirements of this condition.)

(c) The provisions of Section 203 of the Delaware General Corporation Law are inapplicable to the Exchange Offer and the proposed merger. (Section 203, among other things, restricts the ability of an “interested stockholder,” typically a stockholder owning 15% of more of a corporation’s stock, from engaging in a merger with such corporation for three years following the time that the stockholder became an interested stockholder unless, among other things (i) prior to the time that the stockholder because an interested stockholder, the board of directors approved the merger or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s outstanding voting stock (for purposes of determining the number of shares of voting stock outstanding, excluding shares owned by persons or entities described in clauses (A) and (B) of paragraph (b) immediately above.)

(d) The purported class action lawsuit filed in Minnesota against the Company and its current directors and unnamed defendants after the board adopted the plan of liquidation and described under Item 8 of this Statement shall have been resolved “to Obsidian’s satisfaction.”

(e) No change shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries that, in Obsidian’s reasonable judgment, has, or is reasonably likely to have, a material adverse effect on the Company or any of its subsidiaries.

(f) Obsidian shall not have become aware of any facts that, in its reasonable judgment, have, or are reasonably likely to have, a material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the common stock of the Company to Obsidian.

(g) Net Perceptions shall have not entered into any transaction not in the ordinary course of Net Perceptions’ business. (The board noted that consummation of the sale of the Company’s patent portfolio to Thalveg pursuant to the agreement executed on December 30, 2003 would make this condition impossible to satisfy.)

(h) No person shall have made a public announcement reflecting an intent to acquire Net Perceptions or any assets (no matter how small the value of the assets) or securities of Net Perceptions. (The board noted that various parties were seeking to acquire Net Perceptions, and that if any of these parties made their proposals public, this condition would not be satisfied. The condition would also not be satisfied if any person to whom to the Company sells any assets issues a press release relating to the sale.)

(i) Net Perceptions shall not have authorized, recommended, proposed or announced its intent to enter into an agreement with respect to the disposition of assets or the relinquishment of any material contract or other right of Net Perceptions or any comparable event not in the ordinary course of business. (The board noted that the agreement executed on December 30, 2003 to sell the Company’s patent portfolio to Thalveg, would make this condition impossible to satisfy and makes the Exchange Offer illusory.)

      The foregoing discussion of the information and factors considered by the board of directors is not intended to be exhaustive but includes all material factors considered by the board. The board did not assign relative weights to the foregoing factors and individual directors may have given differing weights to different factors. Rather, the board views its position and recommendation as being based on the totality of the information presented to and considered by it.

      The Company’s board of directors unanimously recommends that all holders of Net Perceptions common stock reject Obsidian’s Exchange Offer and not tender their shares to Obsidian pursuant to the Exchange Offer.

      (d) Intent to Tender

      To the best of the Company’s knowledge, no executive officer, director, affiliate or subsidiary of the Company currently intents to tender any Company common stock in response to the Exchange Offer. To the best of the Company’s knowledge each executive officer, director, affiliate and subsidiary of the Company which owns Company common stock currently intents to hold the stock and vote in favor of the plan of liquidation if approval of the plan is submitted to stockholders for their vote.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

      The Company has retained Candlewood as its independent financial advisor to assist it in evaluating various alternative transactions. Included in the services performed by Candlewood was the opinion delivered to the board of directors discussed in Item 4(b) relating to the adequacy of the Exchange Offer. The Company has agreed to pay Candlewood a fee of $75,000 for the first two months of financial advisory services and $15,000 per month thereafter. In addition, the Company has agreed to pay Candlewood a $75,000 fee in connection with its rendering an opinion with respect to the financial adequacy of the consideration offered pursuant to the Exchange Offer, which became payable upon the rendering of Candlewood’s opinion. The Company has also agreed to reimburse Candlewood for its reasonable out-of-pocket expenses, including attorney’s fees, and to indemnify Candlewood for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion, including certain liabilities under the federal securities laws.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Net Perceptions concerning the Exchange Offer.

Item 6.	Interest in Securities of the Subject Company.

      There have been no transactions in the Company’s common stock effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate of subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      As described under Item 4(b), on October 21, 2003, the board of directors adopted the plan of liquidation. The plan of liquidation is summarized below under this Item 7.

      Reference is made to the description of the amendment to the Company’s stockholder rights plan set forth under Item 4(b) on pages 12 and 13 of this Statement, which description is incorporated herein by reference.

      The Company is not engaged in any negotiations with Obsidian or any other person or entity in response to the Exchange Offer which is the subject of this Statement which relate to (i) the Exchange Offer or other acquisition of the Company’s securities by any person or entity, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (iii) a purchase, sale or transfer of a material amount of assets by the Company or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company. However, prior to the commencement of, and separate and apart from, the Exchange Offer, the Company has engaged in discussions and negotiations with various parties relating to sales or licenses of intellectual property and other non-cash assets, and with various parties, including Obsidian and its strategic advisor, relating to the possible acquisition of the Company. Discussions and negotiations with various parties who have expressed an interest in acquiring the Company, or in acquiring or licensing some or all of the Company’s remaining intellectual property, are expected to continue after the date of this Statement. Reference is made to the description of these prior and continuing discussions and negotiations set forth under Item 4(b) on pages 4 to 14 of this Statement, which description is incorporated herein by reference.

      On December 30, 2003 the Company entered into a Patent Purchase Agreement with Thalveg to sell the Company’s patent portfolio to Thalveg for $1.8 million in cash. A deposit of $900,000 will be placed in escrow and held in accordance with an escrow agreement entered into at the time of execution of the Patent Purchase Agreement. If Thalveg breaches the Patent Purchase Agreement by not making the payment due when the closing conditions are satisfied, in addition to other remedies that the Company may have, the escrowed amount will be transferred to the Company. If the Patent Purchase Agreement is terminated for other reasons, the escrowed amount will be returned to Thalveg. The Patent Purchase Agreement includes a royalty-free, non-exclusive license back to the Company. The license is transferable, subject to certain restrictions applicable to the transferee relating to revenues which can be generated by products covered by the license. The Patent Purchase Agreement contains customary representations and warranties, and closing is contingent upon stockholder approval of the plan of liquidation or the Patent Purchase Agreement, either directly or by stockholder approval and adoption of a merger agreement which provides for the transfer of patents pursuant to the Patent Purchase Agreement. The Patent Purchase Agreement also provides that it may be terminated by the Company if it enters into a contract with another party which the Company’s board of directors determines is, in combination with a dissolution and liquidation in the case of a sale of assets, reasonably likely to result in greater financial return to stockholders than the transaction provided for in the Patent Purchase Agreement. In that event, a fee of $100,000 is payable to Thalveg.

      The Company has also granted to a software company a non-exclusive source code license to a portion of the Company’s intellectual property for a cash payment of $325,000. Under the license, the Company will provide certain consulting and support services to the licensee for cash payments totaling $75,000.

Dissolution Under Delaware Law

      Section 275 of the Delaware General Corporation Law, or the DGCL, provides in part that a corporation may dissolve upon a majority vote of the board of directors of the corporation followed by a majority vote of all stockholders entitled to vote. Following such approval, the dissolution is effected by filing a certificate of dissolution with the Secretary of State of the State of Delaware. Once a corporation is dissolved, its existence is automatically continued for a term of three years, but solely for the purpose of winding up its business. The process of winding up includes:

•	prosecuting, defending and/or settling lawsuits;

•	taking such actions as may be necessary to preserve the value of the Company’s assets;

•	selling or otherwise disposing of any property and assets;

•	terminating or assigning any of the Company’s remaining commercial agreements, relationships or outstanding obligations;

•	discharging the Company’s known liabilities, and establishing a contingency reserve for payment of other liabilities (including contingent liabilities) and expenses; and

•	preparing to make, and making, distributions to the Company’s stockholders in accordance with the plan of liquidation.

      If any action, suit or proceeding is commenced by or against the Company before or within the winding up period and is not finally resolved within the three-year winding up period, the Company will, solely for the purpose of such action, suit or proceeding, automatically continue to exist beyond the three-year period until any judgments, orders or decrees are fully executed.

Summary Description of the Plan of Liquidation

      The plan of liquidation provides that the Company will be dissolved in accordance with the DGCL and will continue its activities thereafter solely for the purposes of preserving the value of its assets, winding up its affairs, paying its debts and distributing the balance of its assets to its stockholders.

      Pursuant to the plan of liquidation, the Company is authorized to sell, license or otherwise dispose of all of its assets to the extent and at such times and for such consideration as the board of directors deems in the best interests of the Company and its stockholders. The Company will collect accounts receivable and other debts and claims owing to the Company to the extent feasible and cost efficient.

      The plan of liquidation requires the Company to pay, or make reasonable provision to pay, all debts and obligations which are known to the Company, and to make such provision as will be reasonably likely to be sufficient to satisfy claims against the Company pursuant to existing lawsuits. The Company also must reserve funds which are reasonably likely to be sufficient to pay for claims not presently known to the Company but that, based on facts known to the Company, are likely to arise or become known within ten years after the date of dissolution.

      Any assets remaining after payment of claims and making the provisions for known and unknown contingent claims as set forth above will be distributed to the stockholders in proportion to their share holdings. Such distributions may occur in a single distribution or in series of distributions in such amounts and at such times as the board of directors, or if a liquidating trust is utilized as described below, the trustee or trustees of the trust determine. On December 30, 2003, the Company’s board of directors unanimously concluded that, assuming there were no developments, events or circumstances which would result in an adverse change to the results of the Candlewood liquidation analysis, and assuming the cash consideration payable to the Company under the Patent and Source Code Agreements is received by the Company as reflected in the conservative case set forth in Candlewood’s liquidation analysis, an initial distribution estimated to be approximately $.40 per share could be made to stockholders shortly after stockholder approval and adoption of the plan of liquidation.

      The plan of liquidation provides that the board of directors may at any time transfer the Company’s assets and liabilities to a liquidating trust which would then have responsibility for disposing assets, paying claims, and making distributions to stockholders. Such a transfer would be pursuant to a liquidating trust agreement with a trustee or trustees on such terms and conditions as may be approved by the board. In the event of a transfer of assets to a liquidating trust, the Company would distribute, pro rata to its stockholders, beneficial interests in the trust. It is anticipated that such interests would not be transferable. Although the recipients of such interests would be treated for United States federal tax purposes as having received their pro rata share of property transferred to the liquidating trust and having contributed such property to the liquidating trust and will thereafter take into account for United States federal tax purposes their allocable portion of any income, gain or loss realized by the trust, the recipients of interests will not receive the value thereof unless and until the trust distributes cash or other assets to them.

      Under Delaware law, in the event the Company fails to create an adequate contingency reserve for payment of its expenses and liabilities, or should such contingency reserve and the assets held by the liquidating trust be exceeded by the amount ultimately found payable in respect of expenses and liabilities, each stockholder could be held liable for the payment to creditors of such stockholder’s pro rata share of such excess, limited to the amounts theretofore received by such stockholder from the Company or from the liquidating trust in connection with the liquidation, possibly including the cash distribution paid in September 2003.

Item 8.     Additional Information

      On October 29, 2003, a class action lawsuit was filed against the Company, its current directors and unnamed defendants in the District Court, Fourth Judicial District, of the State Of Minnesota, County of Hennepin captioned Don Blakstad, on Behalf of Himself and All others Similarly Situated, vs. Net Perceptions, Inc., John F. Kennedy, Ann L. Winblad, John T. Riedl and Does 1-25, inclusive, File No. 03-17820. The complaint alleges, among other things, that defendants breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing and seeks to enjoin the proposed liquidation of the Company and to recover reasonable attorneys’ and experts’ fees. Defendants believe that the claims in the lawsuit are without merit and intend to vigorously defend them.

Item 9.     Exhibits

Exhibit		Description

1	—	Letter to Stockholders dated December 30, 2003*
2	—	Opinion of Candlewood Partners, LLC*
3	—	1999 Equity Incentive Plan (incorporated by reference to Net Perceptions’ Registration Statement on Form S-1 (Registration No. 333-771919))
4	—	Amended and Restated 1999 Non-Employee Director Option Plan, as amended (incorporated by reference to Net Perceptions’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-25781))
5	—	Change in Control Severance Plan (incorporated by reference to Net Perceptions’ Registration Statement on Form S-1 (Registration No. 333-771919))
6	—	Severance Agreement, dated as of November 9, 2001 between Net Perceptions, Inc. and Thomas M. Donnelly (incorporated by reference to Net Perceptions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 000-25781))
7	—	Letter Agreement dated September 24, 2003 between Net Perceptions, Inc. and Thomas M. Donnelly (incorporated by reference to Net Perceptions’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 000-25781))
8	—	Excerpted section of Net Perceptions’ Proxy Statement dated April 24, 2003 relating to Net Perceptions’ 2003 Annual Meeting of Stockholders.
9	—	Press release of Net Perceptions issued on December 23, 2003 (incorporated by reference to Net Perceptions’ Current Report on Form 8-K filed on December 23, 2003).
10	—	Press release of Net Perceptions issued on December 31, 2003, (incorporated by reference to Net Perceptions’ Current Report on Form 8-K filed on December 31, 2003).

*	Included in the Schedule 14D-9 mailed to stockholders

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certificates that the information set forth in this statement is true, complete and correct.

NET PERCEPTIONS, INC.

By	/s/ THOMAS M. DONNELLY

Thomas M. Donnelly
President and Chief Financial Officer

Dated: December 30, 2003

EXHIBIT INDEX

Exhibit		Description

1	—	Letter to Stockholders dated December 30, 2003*
2	—	Opinion of Candlewood Partners, LLC*
3	—	1999 Equity Incentive Plan (incorporated by reference to Net Perceptions’ Registration Statement on Form S-1 (Registration No. 333-771919))
4	—	Amended and Restated 1999 Non-Employee Director Option Plan, as amended (incorporated by reference to Net Perceptions’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 000-25781))
5	—	Change in Control Severance Plan (incorporated by reference to Net Perceptions’ Registration Statement on Form S-1 (Registration No. 333-771919))
6	—	Severance Agreement, dated as of November 9, 2001 between Net Perceptions, Inc. and Thomas M. Donnelly (incorporated by reference to Net Perceptions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 000-25781))
7	—	Letter Agreement dated September 24, 2003 between Net Perceptions, Inc. and Thomas M. Donnelly (incorporated by reference to Net Perceptions’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 000-25781))
8	—	Excerpted section of Net Perceptions’ Proxy Statement dated April 24, 2003 relating to Net Perceptions’ 2003 Annual Meeting of Stockholders.
9	—	Press release of Net Perceptions issued on December 23, 2003 (incorporated by reference to Net Perceptions’ Current Report on Form 8-K filed on December 23, 2003).
10	—	Press release of Net Perceptions issued on December 31, 2003, (incorporated by reference to Net Perceptions’ Current Report on Form 8-K filed on December 31, 2003).

*	Included in the Schedule 14D-9 mailed to stockholders